Newmont Mining Corporation 6363 South Fiddler’s Green Circle Greenwood Village, CO 80111 T 303.863.7414 F 303.837.5837 www.newmont.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY NEWMONT MINING CORPORATION

PURSUANT TO 17 C.F.R. § 200.83

October 18, 2016

VIA EDGAR

Craig Arakawa

Accounting Branch Chief

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street NE, Stop 4628

Washington, DC 20549

Re:	Newmont Mining Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 17, 2016
Form 10-Q for the Quarter Ended June 30, 2016
Filed July 20, 2016
Response dated September 9, 2016 (the “Response”)
File No. 001-31240

Dear Mr. Arakawa:

Please find below the responses of Newmont Mining Corporation, a Delaware corporation (“Newmont,” the “Company,” “our” and “we” ) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter to Ms. Laurie Brlas of the Company dated September 26, 2016 (the “Comment Letter”). This letter is in supplement to our response dated September 9, 2016.

For ease of reference, each comment contained in the Comment Letter is reprinted below in bold and is followed by the Company’s response.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request (the “Request”), filed with the Office of Freedom of Information and Privacy Act Operations, pursuant to 17 C.F.R. §200.83 (“Rule 83”), that the Request and certain portions of this

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Mr. Craig Arakawa

October 18, 2016

letter marked with [***] be maintained in confidence (the “Confidential Material”), not be made part of any public record and not to be disclosed to any person. The Company has provided a separate copy of this letter, marked to show the portions redacted from the version submitted via EDGAR and for which the Company is requesting confidential treatment. Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information Act, 5 U.S.C. §552 or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83. In accordance with Rule 83, this letter has also been clearly marked with the legend “Confidential Treatment Requested by Newmont Mining Corporation” and each page is marked for the record with the identifying numbers and code “Newmont Mining Corporation 1.10.18.2016” through “Newmont Mining Corporation 8.10.18.2016.”

Form 10-K for the Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Risks and Uncertainties, page 100

1.	You represent that the Conga project continues to maintain undiscounted future cash flows significantly in excess of the carrying amount of the Conga assets as of December 31, 2015 in your response to comment 1. Please clarify whether you performed a test of recoverability or explain the basis for this representation given your conclusion that the reclassification from reserves to mineralized material did not constitute a triggering event under ASC 360-10-35-21. Please also tell us how the recent decisions you have made regarding the Conga project and the developments since November 2011 were considered in determining the methods and assumptions used to calculate the recoverable amount of the Conga assets as of December 31, 2015. For example, tell us how you have adjusted your assumptions or timing of future cash flows in light of your statements that the Conga project has been re-prioritized in your project pipeline and that the company does not anticipate being able to develop Conga for the foreseeable future. Refer to ASC paragraphs 360-10-35-30 and 34.

Response – Conga Project

Management confirms that the Company did not consider the reclassification of Proven and Probable Reserves to Mineralized Materials to be a triggering event for purposes of impairment testing and as a result did not perform a formal test of recoverability of the carrying value of the Conga Project. The excess cash flows referenced in the Company’s response letter dated, September 9, 2016 were based on the Conga Project business case. As part of the Company’s integrated mine planning and investment process which reviews projects to evaluate technical, economic and social viability of all mine projects, the Company prepares and periodically updates the financial business cases for its mining projects throughout the various stages of the investment

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evaluation process. Periodic updates to the business case for the Conga Project include revisions to project timing, commodity prices, foreign exchange rates, as well as incremental engineering and care and maintenance costs related to the delay of the project, which all result in updated future cash flows and economics for the project. Updates to the Conga Project business case were completed in mid-2014, in the fourth quarter of 2015 and then again in the second quarter of 2016. [***]

Management has also evaluated events as they have occurred since November 2011 and considered the examples of events or changes in circumstances under ASC 360-10-35-21. While events such as the political and social resistance, social unrest and uncertainty regarding permits can be considered adverse changes in legal factors (i.e. permit uncertainty) or business climate (i.e. political and social resistance or social unrest) under ASC 360-10-35-21(c), these events did not indicate that the Company’s carrying value for the Conga project may not be recoverable. Based on management’s understanding of the business case and economics of the Conga Project, management determined that these events did not indicate that an impairment might exist or that the carrying amount of a long-lived asset (group) might not be recoverable. This conclusion is also based on the Company’s view that the Conga Project can be developed at some point in the future. In our prior response dated September 9, 2016, reference to the foreseeable future was based on an assumption that the project is not likely to be developed in the next three to five years. However, the Company does see a path to developing the Conga Project after that time frame.

As of December 31, 2015 and June 30, 2016, the Company had no assumptions that considered abandoning or selling the Conga Project. The Conga Project is part of the Company’s investment in Minera Yanacocha S.R.L. which is owned jointly with Compania de Minas Buenaventura S.A. and the International Finance Corporation. The Company and its partners have evaluated whether the Conga Project could be developed on a smaller scale under a revised mine plan and concluded that the originally agreed mine plan is the best approach for the development of the project, albeit at some point in the future. As such, the Company currently had only one assumption regarding the future of the Conga Project as of December 31, 2015 and June 30, 2016 and that is that it will be developed at some point in the future.

Note 4 Segment Information, page 112

2.	You state on page 116 of the 10-K that in 2015 your sales to Bank of Nova Scotia were $1.074 billion, which represents approximately 14% of your total 2015 gold sales and a similar percentage of your total sales. In a letter from The Bank of Nova Scotia to the staff dated April 15, 2014, The Bank of Nova Scotia described its banking activity related to Sudan and Syria, including activity related to wire transfers, letters of credit, and deposit and investment accounts.

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Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response – Contacts or Business Relationships with Sudan and Syria

Management reviewed the referenced Bank of Nova Scotia comment letter noting that the Bank of Nova Scotia response referred to requested confidential treatment for the majority of its response. The Company has no knowledge of the Bank of Nova Scotia’s banking activities with Sudan or Syria other than what can be identified in the redacted Bank of Nova Scotia response dated August 15, 2014.

Management has no knowledge of any past, current or anticipated contacts between the Company and Sudan or Syria either directly or indirectly or with the governments of these countries. The Company has an export compliance program including an export compliance standard and related procedures and periodic employee training on those requirements. The Company also has a screening process for prohibited parties. The Company performs screenings of direct counterparties including employees, vendors, lenders, and direct buyers of our metals. Our prohibited parties screening process utilizes eCustoms Inc.’s Visual Compliance tool which includes restricted, denied, blocked, unverified, and sanctioned party screenings. This screen takes into account whether an individual or entity are on the sanctioned lists or otherwise in a sanctioned jurisdiction. Any findings during this process are investigated and cleared before proceeding with the underlying transaction. The Company’s screening process raised no concerns with respect to the Bank of Novia Scotia.

3.

Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that

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do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response – Impacts of Any Relationships with Sudan and Syria

As stated in the response to comment 2 above, Management has no knowledge of any past, current or anticipated contacts between the Company and Sudan or Syria either directly or indirectly or with the governments of these countries. Management has no reason to believe that the type of divestment or similar initiatives described in comment 3 would have a material impact on the Company’s business, or the investment decisions of Newmont’s investors. In the event that the Bank of Nova Scotia was no longer a viable customer, the Company believes it would have other viable options to sell its product to other customers with no material impact to the Company’s financial position or results.

Form 10-Q for the Quarter Ended June 30, 2016

Note 1 – Basis of Presentation, page 5

4.	Your response to comment 2 indicates that you were not able to conclude that the sale of PTNNT was probable within the next twelve months and therefore did not meet the criteria of ASC 360-10-45-9(d) to be classified as held for sale. We note you have listed the circumstances and conditions precedent that are outside your control to support your view. Please tell us how you have considered these conditions in determining whether the sale of PTNNT met the exception to the one-year requirement in ASC 360-10-45-11 to present the assets as held for sale as of June 30, 2016.

Response – Held for Sale Evaluation

Management would like to clarify for the Staff that the response to comment 2 in our letter dated September 9, 2016 was based primarily on whether management believed it was probable the sale of our interest in PT Newmont Nusa Tenggara (“PTNNT”) would close at all, with the 12 month requirement being secondary in our evaluation as of June 30, 2016. Based on the conditions precedent, as described in our Form 10-Q for the quarter ended June 30, 2016 and in our previous response dated September 9, 2016, Management could not reach the conclusion it was probable the transaction would close based on our assessment of the various conditions precedent to closing that were outside the Company’s control and based on the Company’s experience operating in Indonesia. This was a decision that required significant management judgement based on all of the available facts and circumstances at June 30, 2016 including Management’s experience with the buyer, the Government of Indonesia and the other shareholders of PTNNT.

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[***]

Management considered the criteria regarding exceptions to the one-year requirement under ASC 360-10-45-11 and determined that none of the exceptions under paragraphs 360-10-45-11(a), (b) or (c) apply to this transaction.

As described in our response dated September 9, 2016, the Company believed it also met the requirement under ASC 360-10-45-9(f) regarding the likelihood there could be significant changes to the plan to sell our interest in PTNNT as of June 30, 2016. This conclusion was based on the complexity of the ownership structure of PTNNT, the challenges the Company has experienced in negotiating the sale of its economic interest in PTNNT and the conditions precedent to the closing of the transaction which are outside the control of the Company. The Company also considered its previous experience with similar transactions in Indonesia, including the previous partial divestiture transactions of our ownership in PTNNT (which resulted in protracted delays and international arbitration), as well as the challenges of obtaining government approvals for permits and other operating matters.

As described below in response to Comment 5, based on Management’s assessment of the status of the PTNNT sales transaction at September 30, 2016, the Company expects to report PTNNT as held for sale and report operating results as discontinued operations in the Company’s financial statements included in the Company’s Form 10-Q for the quarter ended September 30, 2016 in accordance with ASC 205-20-45-1B.

5.	Your disclosure at Note 1 indicates that you anticipate the sale of PTNNT to close in the third quarter 2016. Please revise your disclosure or explain to us how your existing disclosure is consistent with your conclusion that the closing of the PTNNT sale is not probable within the next twelve months. Your revised disclosure should clearly communicate to investors the various complexities and conditions precedent to closing that are beyond your control providing a revised estimate of a closing date or disclosure that you cannot reasonably estimate the closing date of sale.

Response – Closing Date

Management would like to clarify that our disclosures in our Form 10-Q for the quarter ended June 30, 2016 included the following statements with respect to the closing of the transaction:

•	Note 1, page 6: “The completion of the sale is subject to the closing conditions noted above, some of which are outside the control of the Company. Assuming the resolution of the closing conditions, the transaction is anticipated to close in the third quarter.”

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•	Note 2 (Risks and Uncertainties), page 7: “The closing of the sale is subject to various closing conditions, some of which are outside the control of the Company, and if not satisfied could result in the sale of PTNNT not being completed.”

The Company provided the language regarding the estimated closing date based on the target date established with the buyer. Management could not reach the conclusion it was probable the transaction would close based on our assessment of the various conditions precedent to closing that were outside the Company’s control and based on the Company’s experience operating in Indonesia. As a result, management believed it had appropriately qualified such language in Note 1 and Note 2 of the financial statements. The Company provided a description of the conditions precedent to closing the sale in Note 1, pages 5 and 6.

While better progress than expected was made toward completing the transaction and resolving key conditions precedent to closing since June 30, 2016, the transaction did not close during the third quarter ended September 30, 2016. Based on the Company’s assessment of the transaction status at September 30, 2016, Management expects to classify PTNNT as an asset held for sale and to report it as discontinued operations in the financial statements to be included in our Form 10-Q for the quarter ended September 30, 2016. This conclusion is based on a number of the conditions precedent being met or progressing toward resolution as of September 30, 2016. The following is a summary of the progress toward resolving key conditions precedent during the three months ended September 30, 2016:

•	The Government of Indonesia Ministry of Energy and Mineral Resources and Investment Coordinating Board have approved the sale of PTNNT shares to PTAMI as required under the Sale and Purchase Agreement.

•	Resolution of the tax matter with non-controlling shareholder of PTNNT, PT Pukuafu Indah (“PTPI”), was substantially resolved in early September 2016. Prior to mid-August 2016, the shareholders of PTPI had refused to engage with the Company to negotiate a resolution to the tax issues associated with their interest in PTNNT. While some items remain to be resolved related to the PTPI tax issue, the Company believes that those issues are within the control of the Company and can be resolved prior to closing.

•	Management believes that satisfactory progress has been made by PTMDB to restructure their loans which are secured by their shares in PTNNT based on an update received in late August from PTMDB. While the restructuring of the PTMDB loans is not yet finalized, based on the progress made to date management believes it is probable that PTMDB will successfully complete the restructuring of their loans in order to complete the required sale of their interest in PTNNT.

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•	The Company continues to hold a valid export permit through November 21, 2016. The Sale and Purchase Agreement includes a condition precedent requiring that PTNNT hold a valid permit to export copper concentrate in order to close the transaction.

While the specific closing date for the transaction remains uncertain, the Company and the buyer currently expect the transaction to close sometime in the fourth quarter of 2016. Under the terms of the Sale and Purchase Agreement, as well as the supporting loan agreements entered into by the buyers, the various conditions precedent specified in each of those agreements must be satisfied in order for the transaction to close.

The Company will describe the progress achieved and the current status of conditions precedent to closing of the transaction in its Form 10-Q for the quarter ended September 30, 2016 expected to be filed on October 26, 2016.

******

If the Staff wishes to discuss the responses provided above at any time, please do not hesitate to contact John W. Kitlen, Vice President , Controller and Chief Accounting Officer at (303) 837-5474, or Logan Hennessey, Vice President, Associate General Counsel and Corporate Secretary, at (303) 837-5674.

Sincerely,

/s/ Laurie Brlas
Laurie Brlas
Executive Vice President and Chief Financial Officer

cc:	Brian McAllister
Stephen Gottesfeld, Executive Vice President and General Counsel
John Kitlen, Vice President, Controller and Chief Accounting Officer
Logan Hennessey, Vice President, Associate General Counsel and Corporate Secretary
Ron Butler, Partner, Ernst & Young

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